UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Digital Development Group Corp. (DIDG)

(Name of Issuer)

common stock par value $0.001

(Title of Class of Securities)

25400A100

(CUSIP Number)

Calendar Year 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☒  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	25400A100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Tonaquint, Inc. 87-0285597

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

20,831,033*

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER

20,831,033*

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,831,033*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99*%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
FOOTNOTES

* On the date of the event which requires filing of this Statement, reporting person Tonaquint, Inc. (“Tonaquint”) has rights under a Convertible Promissory Note to own an aggregate number of shares of the Issuer’s common stock which, except for a contractual cap on the amount of outstanding shares that Tonaquint may own, would exceed such a cap. Tonaquint’s ownership cap is 9.99%. Thus, the number of shares of the Issuer’s common stock beneficially owned by Tonaquint as of the date of this filing was 20,831,033 shares, which is 9.99% of the 208,518,852 shares that were outstanding on that date (as reported in the Issuer’s Form 10-Q filed on November 14, 2014).

CUSIP No.	25400A100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Utah Resources International, Inc. 87-0273519

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

20,831,033*

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER

20,831,033*

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,831,033*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99*%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
FOOTNOTES

* Reporting person Utah Resources International, Inc. is the sole shareholder of reporting person Tonaquint. On the date of the event which requires filing of this Statement, Tonaquint has rights under a Convertible Promissory Note to own an aggregate number of shares of the Issuer’s common stock which, except for a contractual cap on the amount of outstanding shares that Tonaquint may own, would exceed such a cap. Tonaquint’s ownership cap is 9.99%. Thus, the number of shares of the Issuer’s common stock beneficially owned by Tonaquint as of the date of this filing was 20,831,033 shares, which is 9.99% of the 208,518,852 shares that were outstanding on that date (as reported in the Issuer’s Form 10-Q filed on November 14, 2014).

CUSIP No.	25400A100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Inter-Mountain Capital I, Inc. 36-4075407

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

20,831,033*

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER

20,831,033*

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,831,033*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99*%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
FOOTNOTES

* Reporting person Inter-Mountain Capital I Corp. is the sole shareholder of reporting person Utah Resources International, Inc., which is the sole shareholder of reporting person Tonaquint. On the date of the event which requires filing of this Statement, Tonaquint has rights under a Convertible Promissory Note to own an aggregate number of shares of the Issuer’s common stock which, except for a contractual cap on the amount of outstanding shares that Tonaquint may own, would exceed such a cap. Tonaquint’s ownership cap is 9.99%. Thus, the number of shares of the Issuer’s common stock beneficially owned by Tonaquint as of the date of this filing was 20,831,033 shares, which is 9.99% of the 208,518,852 shares that were outstanding on that date (as reported in the Issuer’s Form 10-Q filed on November 14, 2014).

CUSIP No.	25400A100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
JFV Holdings, Inc. 36-4426825

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

20,831,033*

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER

20,831,033*

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,831,033*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99*%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
FOOTNOTES

* Reporting person JFV Holdings, Inc. is the sole shareholder of Inter-Mountain Capital I Corp., which is the sole shareholder of reporting person Utah Resources International, Inc., which is the sole shareholder of reporting person Tonaquint. On the date of the event which requires filing of this Statement, Tonaquint has rights under a Convertible Promissory Note to own an aggregate number of shares of the Issuer’s common stock which, except for a contractual cap on the amount of outstanding shares that Tonaquint may own, would exceed such a cap. Tonaquint’s ownership cap is 9.99%. Thus, the number of shares of the Issuer’s common stock beneficially owned by Tonaquint as of the date of this filing was 20,831,033 shares, which is 9.99% of the 208,518,852 shares that were outstanding on that date (as reported in the Issuer’s Form 10-Q filed on November 14, 2014).

CUSIP No.	25400A100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
John M Fife

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

20,831,033*

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER

20,831,033*

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,831,033*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99*%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
FOOTNOTES

* Reporting person John M. Fife is the sole shareholder of reporting person JFV Holdings, Inc., which is the sole shareholder of Inter-Mountain Capital I Corp., which is the sole shareholder of reporting person Utah Resources International, Inc., which is the sole shareholder of reporting person Tonaquint. On the date of the event which requires filing of this Statement, Tonaquint has rights under a Convertible Promissory Note to own an aggregate number of shares of the Issuer’s common stock which, except for a contractual cap on the amount of outstanding shares that Tonaquint may own, would exceed such a cap. Tonaquint’s ownership cap is 9.99%. Thus, the number of shares of the Issuer’s common stock beneficially owned by Tonaquint as of the date of this filing was 20,831,033 shares, which is 9.99% of the 208,518,852 shares that were outstanding on that date (as reported in the Issuer’s Form 10-Q filed on November 14, 2014).

Item 1.

(a)	Name of Issuer
Digital Development Group Corp. (DIDG)

(b)	Address of Issuer’s Principal Executive Offices
6630 West Sunset Blvd. Los Angeles, CA 90028

Item 2.

(a)	Name of Person Filing

This report is filed by Tonaquint, Inc., Utah Resources International, Inc., Inter-Mountain Capital I Corp., JFV Holdings, Inc., and John M. Fife with respect to the shares of Common Stock of the Issuer that are directly beneficially owned by Tonaquint, Inc. and indirectly beneficially owned by the other reporting and filing persons.

(b)	Address of Principal Business Office or, if none, Residence
The address of the principal business office of each reporting and filing person is: 303 East Wacker Drive, Suite 1200 Chicago, IL 60601.

(c)	Citizenship

Tonaquint, Inc. is a Utah corporation.
Utah Resources International, Inc. is a Utah corporation.
Inter-Mountain Capital I Corp. is a Utah corporation.
JFV Holdings, Inc. is an Illinois corporation.
John M. Fife is a United States citizen.

(d)	Title of Class of Securities
common stock par value $0.001

(e)	CUSIP Number
25400A100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: N/A

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 208,518,852

(b)	Percent of class: 9.99%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 208,518,852

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 208,518,852

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tonaquint, Inc.

Date: January 09, 2015	By:	/s/ John M Fife
Name: John M Fife
Title: President

Utah Resources International, Inc.

Date: January 09, 2015	By:	/s/ John M Fife
Name: John M Fife
Title: President

Inter-Mountain Capital I, Inc.

Date: January 09, 2015	By:	/s/ John M Fife
Name: John M Fife
Title: President

JFV Holdings, Inc.

Date: January 09, 2015	By:	/s/ John M Fife
Name: John M Fife
Title: President

Date: January 09, 2015	By:	/s/ John M Fife
Name: John M Fife

Footnotes:

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)